

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Bryan Glass
Principal Executive Officer
Ranger Gold Corp.
20 West Park Avenue, Suite 207
Long Beach NY 11561

> **Re: Ranger Gold Corp.**
> **Form 10-12G**
> **Filed June 30, 2022**
> **File No. 000-53817**

Dear Mr. Glass:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Ruffa, Esq.